JSI TRANSACTION ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES
Investment banking	$	342,579
Interest income		72
Other		38,650
Total revenues		381,301

EXPENSES
Compensation and benefits	148,900
Professional services	29,501
Occupancy and equipment	11,050
Licenses and registration	8,099
IT, data and communications	4,700
Other operating expenses	17,236
Total expenses	219,486

NET INCOME	$	161,815

See accompanying notes.